Domain Extremes Inc

602 Nan Fung Tower, 173 Des Voeux Road Central, Central District, Hong Kong

Tel: (852) 2868 0668 Fax: (852) 2877 5021

September 13, 2012

Via Facsimile at 703.813.6981

Mr. Patrick Gilmore

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, NE

Washington

D.C. 20549, USA

Re:	Domain Extremes, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 30, 2012
File No. 000-53749

Dear Mr. Gilmore:

Thank you for your letter of September 6, 2012. Per your instruction, we have on September 11, 2012 amended and filed the Form 10K for the fiscal year ended December 31, 2011.

We acknowledge that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you!

Sincerely,

/s/ Stephen Tang

Stephen Tang

Treasurer